Filed by Village Bank and Trust Financial Corp.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Village Bank and Trust Financial Corp.

Commission File No.: 000-50765

Creating the Premier Community Financial Institution in the Richmond Area

March 10, 2008

Village Bank and Trust
Financial Corp.

Statements made in this presentation, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this presentation and are based on current expectations and involve a number of assumptions.  These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to earnings that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations.  Each of Village Bank and Trust Financial Corp. (“Village Financial”) and River City Bank (“River City”)
intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1996 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain.  Factors which could have a material effect on the operations and future prospects of each of the Village
Financial and River City and the resulting company, include but are not limited to:  (1) the businesses of Village Financial and/or River City may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies on the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines; and (7) other risk factors detailed from time to time in filings made by Village Financial with the SEC or River City with the Board of Governors of the
Federal Reserve System.

FORWARD-LOOKING STATEMENT

Price per share:                                         $11.23(1)

Transaction Value:                                $20.2 million(1)

Consideration:                                           80% stock / 20% cash

Fixed Exchange Ratio:                       1.0000 Village Bank shares of common stock per River City share of common stock

Accounting Treatment:                      Purchase accounting

               Tax free exchange

Anticipated Closing:                            3rd Quarter 2008

Estimated Annual Cost                      $1.335 million (pre-tax) – 32% of River City’s non-interest expense

            Savings Identified:

(1)

Based on the closing price of $7.75 per share for River City’s common stock as of 3/7/2007

TRANSACTION OVERVIEW

Board of Directors:                                Four River City directors will join Village Bank’s board

Employees and Management:      Branch and front-line employees are expected to be retained
                                                                                William D. Stegeman, River City’s President and CEO, will remain employed with Village Bank as a Senior Vice President and has executed an employment agreement which shall become effective upon the closing of the Transaction

Branches:                                                       All three River City branches will remain open

Structure:                                                        River City Bank will be merged into Village Bank and Trust Financial
                                                                                Corp.

TRANSACTION OVERVIEW

Significantly expands Village Bank by adding:

3 new branches in a new market – Mechanicsville/Hanover/Eastern Richmond

Approximately $120 million in assets

Approximately $105 million in deposits

New management and Board of Directors talent

Results in Village Bank being the LARGEST community bank headquartered in the Richmond MSA with:

Over $500 million in total assets

Over $470 million of deposits – results in Top Ten Deposit market share

Approximately $40 million of equity with warrants exercised ($39 million without)

Increases Legal Lending Limit to approximately $6 million

Significant annual synergies of at least $1,335,000

Synergies make the Transaction accretive to EPS short term and longer term

Enhances total risk based capital and is especially accretive to earnings compared to de novo branching alternative to get to the same footings which would be very dilutive to both EPS and Capital

Significantly advances in scale and timeline the organization’s goal of being Richmond’s “Premier
Community Financial Institution”

TRANSACTION RATIONALE

Ranked 9th in  Richmond MSA with 13 Branches and approximately $381 Million in Deposits.

Enhanced branch system should benefit Richmond area customers greatly!

VBFC (10 branches)

RCBK (3 branches)

Median Household Income:

<$40,000

$40,000 - $50,000

$50,000 - $60,000

$60,000 - $70,000

$70,000+

COMBINED BRANCH FOOTPRINT

Source: SNL Financial and Management materials; pro forma data as of 6/30/07.

TOP 10 DEPOSIT MARKET SHARE IN RICHMOND MSA

Village Bank and Trust Financial Corp. and River City Bank

Richmond MSA

2007

Rank

2006

Rank

Institution (ST)

Type

2007

Number of

Branches

2007 Total

Deposits in

Market

2007 Total

Market Share

(%)

2006 Total

Deposits in

Market

2006 Total

Market Share

(%)

1

1

Wachovia Corp.

Bank

68

$6,263,330

25.45%

$6,534,567

26.62%

2

2

Bank of America Corp.

Bank

34

5,754,234

23.38%

6,091,701

24.82%

3

3

SunTrust Banks Inc.

Bank

46

3,473,623

14.12%

3,404,695

13.87%

4

4

BB&T Corp.

Bank

48

3,277,869

13.32%

3,291,975

13.41%

5

5

Ukrop's Super Markets Inc.

Thrift

29

945,244

3.84%

920,087

3.75%

6

6

Franklin Financial Corporation

Thrift

7

623,019

2.53%

587,109

2.39%

7

7

Union Bankshares Corp.

Bank

15

447,166

1.82%

428,154

1.74%

8

9

Central Virginia Bankshares

Bank

8

382,828

1.56%

333,259

1.36%

9

14

Village Bank / River City Bank

Bank

13

381,071

1.55%

268,512

1.09%

10

8

C&F Financial Corp.

Bank

11

369,010

1.50%

348,808

1.42%

11

11

Community Bnkrs Acq Corp.

Bank

8

310,581

1.26%

277,969

1.13%

12

10

Eastern Virginia Bankshares

Bank

12

303,243

1.23%

280,521

1.14%

13

12

Bk of Southside Virginia Corp.

Bank

9

291,407

1.18%

274,934

1.12%

14

14

Village Bank & Trust Finl Corp.

Bank

10

286,016

1.16%

209,521

0.85%

15

13

Virginia BanCorp Inc.

Thrift

7

252,462

1.03%

250,664

1.02%

16

16

First Capital Bancorp Inc.

Bank

6

226,264

0.92%

198,025

0.81%

17

15

Peoples Bank of Virginia

Bank

4

213,583

0.87%

205,643

0.84%

18

17

Gateway Financial Holdings

Bank

6

208,399

0.85%

141,862

0.58%

19

22

Bank of Virginia

Bank

4

133,540

0.54%

83,175

0.34%

20

19

Bank of McKenney

Bank

6

121,463

0.49%

115,330

0.47%

21

18

First Community Bancshares Inc.

Bank

4

106,571

0.43%

128,205

0.52%

22

23

River City Bank

Bank

3

95,055

0.39%

58,991

0.24%

Total For Institutions In Market

379

$24,606,891

$24,545,619

Source: SNL Financial and Management materials; pro forma data as of 6/30/07.

RICHMOND MSA’S LARGEST COMMUNITY BANK

Village Bank and Trust Financial Corp. and River City Bank

Richmond MSA

Rank

Bank Name

Headquarters

12/31/2007

Assets ($mm)

1

Union Bankshares Corporation

Bowling Green, VA

2,301

2

C&F Financial Corporation

West Point, VA

786

3

Citizens & Farmers Bank

West Point, VA

778

4

Village Bank / River City Bank

Midlothian, VA

514

4

Central Virginia Bankshares, Inc.

Powhatan, VA

485

5

Bank of Southside Virginia Corporation

Carson, VA

481

6

Village Bank and Trust Financial Corp.

Midlothian, VA

393

7

First Capital Bancorp, Inc.

Glen Allen, VA

352

8

Peoples Bank of Virginia

Richmond, VA

270

9

TransCommunity Financial Corporation

Glen Allen, VA

238

10

Bank of Virginia

Midlothian, VA

184

11

Virginia Community Bankshares, Inc.

Louisa, VA

167

12

Bank of McKenney

McKenney, VA

161

13

Community Bankers' Bank

Midlothian, VA

130

14

River City Bank

Mechanicsville, VA

122

The transaction is expected to be accretive on a GAAP and cash basis beginning in 2008, without revenue enhancements

Fixed exchange ratio limits possible dilution

The transaction is expected to be accretive to EPS, as opposed to an alternative de novo branching strategy, which could be dilutive to EPS

ACCRETION

Combined management team with significant experience and insider ownership

The transaction accelerates Village Bank’s growth strategy

Significant synergies affecting both parties

New talent for the Board of Directors

Significantly enhances Village Bank brand in Richmond market

Increases convenience for both River City and Village Bank customers

SUMMARY

Important Additional Information Will be Filed with the SEC

            This communication is being made in respect of the proposed merger. In connection with the proposed merger, Village Financial plans to file with the SEC a registration statement on Form S-4 to register the shares of Village Financial common stock to be issued to the shareholders of River
City in the transaction. The registration statement will include a joint proxy statement/prospectus which will be mailed to the shareholders of
Village Financial and River City seeking their approval of the merger. In addition, each of Village Financial and River City may file other relevant documents concerning the proposed merger with the SEC or the Board of Governors of the Federal Reserve System, as applicable.

            INVESTORS AND SECURITY HOLDERS OF VILLAGE FINANCIAL AND RIVER CITY ARE URGED TO READ THE
REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE
REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC OR THE BOARD OF GOVERNORS OF
THE FEDERAL RESERVE SYSTEM, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT VILLAGE FINANCIAL, RIVER CITY AND THE PROPOSED TRANSACTION.  Investors
and security holders may obtain free copies of these documents (when available) through the website maintained by the SEC at http://www.sec.gov.
Free copies of the joint proxy statement/prospectus (when available) also may be obtained by directing a request by telephone or mail to Village
Bank and Trust Financial Corp., 1231 Alverser Drive, P.O. Box 330, Richmond, Virginia 23113, Attention: Investor Relations (telephone: (804) 897-
3900) or River City Bank, 6127 Mechanicsville Turnpike, P.O. Box 600, Suite 10, Mechanicsville, Virginia 23111, Attention: Investor Relations
(telephone: (804) 730-4100) or by accessing Village Financial’s website at http://www.villagebank.com under “Investor Relations” or River City’s website at http://www.rivercitybank.org under “Investor Relations.” The information on Village Financial’s and River City’s websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings either company makes with the SEC or the Board of Governors of the Federal Reserve System, as applicable.

            Village Financial and River City and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Village Financial and/or River City in connection with the merger.  Information about the directors and executive officers of Village Financial is set forth in the proxy statement for Village Financial’s 2007 annual meeting of shareholders filed with the SEC on April 20, 2007.  Information about the directors and executive officers of River City is set forth in the proxy statement, dated April 27, 2007, for River City’s 2007 annual meeting of shareholders, as filed with the Board of Governors of the Federal Reserve
System on Schedule 14A. Additional information regarding these participants in the proxy solicitation and their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC or the
Board of Governors of the Federal Reserve System, as applicable, when they become available.

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